Exhibit 99.2

Akanda Corp.

1a, 1b Learoyd Road

New Romney TN28 8XU

United Kingdom

February 20, 2024

Re: Notice to Shareholders – Application for Extension of Time to Hold Annual General Meeting

Dear valued shareholders of Akanda Corp. (“Akanda”):

Akanda is a corporation incorporated pursuant to the Business Corporations Act (Ontario) (“OBCA”) under the laws of the Province of Ontario, Canada. Pursuant to Section 94(1)(a) of the OBCA, Akanda must call its annual meeting of shareholders not later than fifteen months after holding the preceding annual meeting. The last annual meeting of the shareholders was held on November 22, 2022. In accordance with the OBCA, therefore, Akanda must hold its next annual meeting of shareholders on or before February 22, 2024.

As announced by Akanda on February 1, 2024, Akanda is in the process of negotiating a definitive agreement regarding the sale of all of the issued and outstanding shares of its wholly owned subsidiary, RPK Biopharma, Unipessoal, LDA to Somai Pharmaceuticals Unipessoal, LDA (the “Transaction”), which will require a special resolution of the shareholders of Akanda. Despite the best efforts of Akanda, the terms of the definitive agreement could not be negotiated and finalized in the time required to include the agreement with the materials for approval at a shareholder meeting to be held on or before February 22, 2024.

Given the circumstances, Akanda had to make a decision between: (i) holding an annual general meeting of the shareholders on or before February 22, 2024 in strict compliance with OBCA requirements, and then potentially have to hold a subsequent special meeting of the shareholders shortly thereafter to approve the potential Transaction; or (ii) making an application to the Ontario court seeking an order to hold a single meeting after February 22, 2024 in order to allow for all matters to be dealt with at a single meeting notwithstanding subsection 94(1)(a) of the OBCA.

Holding a meeting of the shareholders requires a substantial amount of time and expense and holding two meetings in short succession would have been very costly to Akanda. It is Akanda’s view that it is not in the best interest of Akanda or its shareholders to call one meeting on or before February 22, 2024, only to be followed potentially by a second meeting shortly thereafter. Akanda has therefore filed an application in the Ontario court, to be heard on February 20, 2024, seeking an order from the court, pursuant to Section 106 of the OBCA, that will allow Akanda to hold its next annual general and special meeting of the shareholders on or before March 23, 2024, thus addressing all matters at which time Akanda also expects to seek approval of the potential Transaction, if it is able to negotiate acceptable terms, in a single meeting.

A copy of the application to the court can be obtained by contacting Akanda at ir@akandacorp.com. Any shareholder wishes to oppose the application to the court should contact Akanda at ir@akandacorp.com.

Akanda will announce the outcome of the application by news release when completed.

We appreciate your continued support of Akanda.

Yours truly,

(Signed) “Katie Field”

Katie Field

Interim CEO